REPORT OF VOTING RESULTS
SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following is a summary of the results of matters voted on at the annual meeting of the holders of the common shares (the “Shareholders”) of Cybin Inc. (“Cybin”) held on August 18, 2025 (the “Meeting”).
There were 90 Shareholders represented in person or by proxy at the Meeting holding 11,264,212 common shares, representing 48.92% of Cybin’s total issued and outstanding common shares as at the record date for the Meeting. As the Meeting was held virtually, all resolutions were passed by a ballot vote.
1.    Appointment of Auditor
Zeifmans LLP was appointed auditor of Cybin until the next annual meeting of shareholders at renumeration to be fixed by the directors of Cybin. Voting results are set out below:

Votes For		Votes Withheld
#	%	#	%
11,206,201	99.485	58,010	0.515%

2.    Number of Directors
The special resolution to set the number of directors of Cybin at six was approved by at least two-thirds of the votes casts by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
10,470,055	92.950	794,156	7.050

3.    Election of Directors
Each of the nominees for election as directors listed in Cybin’s management information circular dated July 14, 2025, were elected as directors of Cybin for the ensuing year or until their successors are elected or appointed. Voting results are set out below:

	Votes For		Votes Withheld
	#	%	#	%
Theresa Firestone	4,786,111	86.161	768,746	13.839
Grant Froese	4,787,135	86.179	767,722	13.821
Paul Glavine	4,789,854	86.228	765,004	13.772
Eric Hoskins	3,406,590	61.326	2,148,267	38.674
Mark Lawson	4,788,272	86.200	766,585	13.800
Eric So	4,779,295	86.038	775,563	13.962